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                                   EXHIBIT 16

June 19, 2000

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for NetLojix Communications, Inc. (NetLojix) and, under the date of February 18, 2000, we reported on the consolidated financial statements of NetLojix and subsidiaries as of and for the years ended December 31, 1999 and 1998. On June 16, 2000, our appointment as principal accountants was terminated. We have read NetLojix's statements included under Item 4(a) of its Form 8-K dated June 1, 2000 and we agree with such statements, except that we are not in a position to agree or disagree with NetLojix's statement that the change in auditors was recommended by the Audit Committee of the Board of Directors and approved by the Board of Directors.

Very truly yours,

/s/ KPMG LLP

KPMG LLP